Mail Stop 3561

November 19, 2009

Ronald L. Sargent
Chief Executive Officer
Staples, Inc.
Five Hundred Staples Drive
Framingham, Massachusetts 01702

      Re: Staples, Inc.
              Definitive Proxy Statement on Schedule 14A
              Filed April 27, 2009
              File No. 000-17586

Dear Mr. Sargent:

      We have completed our review of your Definitive Proxy Statement on Schedule 14A and have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director